



02007562

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

SEC MAIL PROCESSING RECEIVED MAR 04 2002 WASH. D.C. 143 SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BNY ESI & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway
(No. and Street)

NEW YORK	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER SPRINGER **212-468-7560**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

We, Carey Pack and Christopher Springer, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY ESI & Co., Inc., as of December 31, 2001, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

Carey Pack, President

Christopher Springer, Chief Financial Officer

Notary Public
SCHNEIDER
Notary Public, State of New York
No. 02SC6033439
Qualified in New York County
Commission Expires Jan. 23, 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- X (q) Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2002
143
WASH. D.C.
SECTION

STATEMENT OF FINANCIAL CONDITION

BNY ESI & Co., Inc.

December 31, 2001
with Report of Independent Auditors

BNY ESI & Co., Inc.

Statement of Financial Condition

December 31, 2001

Contents



■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors of
BNY ESI & Co., Inc.

We have audited the accompanying statement of financial condition of BNY ESI & Co., Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of BNY ESI & Co., Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 26, 2002

BNY ESI & Co., Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and equivalents	$ 74,689,038
Cash and securities segregated in compliance with federal regulations	50,399,704
Deposits with clearing organizations	11,117,591
Receivable from brokers, dealers and clearing organizations	34,842,361
Receivable from customers	19,522,556
Exchange memberships, at cost (market value—$3,029,100)	1,466,450
Fixed assets, at cost, net of accumulated depreciation and amortization of $7,840,511	11,920,295
Goodwill, net of accumulated amortization of $6,787,636	47,350,546
Other assets	5,464,532
Total assets	$ 256,773,073
Liabilities and stockholder's equity	
Liabilities:	
Due to banks	$ 4,244,310
Payable to brokers, dealers and clearing organizations	3,974,916
Payable to customers	42,279,156
Taxes payable	20,096,796
Deferred soft dollar and commission recapture payable	16,909,448
Other liabilities and accrued expenses	31,398,183
	118,902,809
Commitments and contingencies *(Note 8)*	–
Subordinated liabilities	50,000,000
Stockholder's equity:	
Common stock, $1 par value:	
1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	46,392,931
Retained earnings	41,476,333
Total stockholder's equity	87,870,264
Total liabilities and stockholder's equity	$ 256,773,073

The accompanying notes are an integral part of this statement of financial condition.

BNY ESI & Co., Inc.

Notes to Statement of Financial Condition

December 31, 2001

1. Organization and Description of Business

BNY ESI & Co., Inc. (the "Company") is a wholly owned subsidiary of The Bank of New York (the "Parent"). The Company is an institutional agency brokerage firm that specializes in execution and clearance of transactions in listed equities, over-the-counter securities, options and bonds for primarily bank, investment manager and plan sponsor clients. The Company also provides soft dollar brokerage and commission recapture services for certain clients. The Company is a member of the New York Stock Exchange, Inc., American Stock Exchange, Chicago Board Options Exchange and other regional exchanges.

2. Significant Accounting Policies

Securities Transactions

Included in cash and securities segregated in compliance with federal regulations on the statement of financial condition are securities purchased under agreements to resell with a carrying value of $50,150,000. Included in deposits with clearing organizations are securities worth $999,825, which are recorded on a trade basis at fair value.

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements"), consisting of U.S. government securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. On a regular basis, the Company monitors the fair value of the securities purchased under these agreements versus the related receivable balances. Should the fair value of the securities purchased decline, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection.

Securities borrowed are recorded at the amount of cash collateral advanced in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and requests additional collateral or returns excess collateral, as appropriate (Note 3 and Note 10).

2. Significant Accounting Policies (continued)

Fixed Assets

Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and seven years. Software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

Software Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalized and amortized over the estimated useful life of the software.

Goodwill

Goodwill is being amortized on a straight-line basis over 20 years from the date of the original acquisition.

In July 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which changes the accounting for goodwill from an amortizing approach to an impairment-only approach. The amortization of goodwill, including goodwill recognized relating to past business combinations, ceases upon adoption of the new standard. Impairment testing for goodwill will be required on at least an annual basis. The Company adopted SFAS No. 142 effective January 1, 2002.

2. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the liability method. Deferred assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

The Company is included in the consolidated federal, state, and local tax returns filed by the Bank of New York Company, Inc. ("BNY"). Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated returns.

The deferred income taxes reflect the tax effects of temporary differences between financial reporting and tax bases of liabilities. The Company has a deferred tax liability of $1,633,914 and a deferred tax asset of $532,086. The deferred tax asset is attributable to deferred compensation and the deferred tax liability is primarily attributable to depreciation, intangibles, and state and local tax payments

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Financial instruments recognized in the statement of financial condition approximate their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At December 31, 2001, amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivable:	
Securities borrowed	$ 15,718,900
Clearing organizations	8,394,043
Broker-dealers	7,765,025
Securities failed to deliver	2,574,492
Non-customers	389,901
Total receivable	$ 34,842,361
Payable:	
Securities failed to receive	$ 2,651,977
Non-customers	1,181,696
Clearing organizations	141,243
Total payable	$ 3,974,916

4. Fixed Assets

At December 31, 2001, fixed assets were comprised of:

Computer hardware	$ 11,644,335
Software	5,539,898
Furniture and equipment	1,539,649
Leasehold improvements	1,003,482
Other fixed assets	33,442
	19,760,806
Less accumulated depreciation and amortization	(7,840,511)
Fixed assets, net	$ 11,920,295

5. Related Party Transactions

The Company maintains a $200,000,000 committed line of credit with the Parent which is utilized for overnight financing of unsettled customer delivery versus payment and riskless principal transactions, as well as for letters of credit used to satisfy clearing corporation deposit requirements. At December 31, 2001, $8,500,000 of this line of credit was utilized for the issuance of letters of credit.

The Company provides transaction clearing and management advisory services to an affiliate. The Company subleases office space to certain affiliates.

Included in receivable from brokers, dealers and clearing organizations, at December 31, 2001, is $5,563,600 relating to securities borrowed transactions with affiliates.

6. Subordinated Liabilities

The Company maintains two separate borrowings with the Parent under subordinated agreements as follows:

Floating rate subordinated note due 6/30/2003 (based on LIBOR plus 1.5%)	$ 25,000,000
Floating rate revolving term subordinated note due 6/30/2003 (based on LIBOR plus 1.5%)	25,000,000
	$ 50,000,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2001, the Company had net capital of $71,442,696

7. Regulatory Requirements (continued)

and its net capital requirement was $952,353. The Company's percentage of net capital to aggregate debits was 150.03% at December 31, 2001.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2001 the Company had a reserve requirement for PAIB of $963,361. Additionally, the firm had $6,930,559 of qualified securities or cash on deposit in a Special Reserve Bank Account for PAIB as of December 31, 2001.

8. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals:

	Amount
Year:	
2002	$ 5,659,835
2003	5,369,053
2004	5,496,783
2005	5,611,901
2006	5,816,167
Thereafter	48,516,631
	$ 76,470,370

The operating leases are subject to periodic escalation charges.

9. Retirement Savings Plan

All employees of the Company are eligible to participate in the Retirement Savings Plan of the Company, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

10. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In margin transactions, the Company extends credit to customers collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms, which permit it to repledge or resell the securities to others. At December 31, 2001, the Company obtained securities with a fair value of approximately $79,318,225 on such terms, of which approximately $75,701,311 have been either pledged or otherwise transferred to others to facilitate customer transactions.

11. Subsequent Events

On January 31, 2002 the Parent acquired Autranet, Inc. ("Autranet"), an institutional agency brokerage firm that provides independently originated research and other services to financial institutions. Autranet will be merged into the Company later in 2002.